Exhibit (a)(5)(BB)

€38.75 per share?
And in cash?

For all the shareholders?

Yes?

YES.

E.ON is paying to retail and institutional investors 38.75€ and in cash for each Endesa share. A great offer and a very good opportunity for all of them. Moreover, we have the favourable opinion of Endesa. But not only the shareholders will benefit from the offer. In E.ON we are convinced that if you tender your shares into the E.ON offer, everyone will win: the shareholders, the clients, the employees and the Spanish economy in general.

Yes. We are offering to all the shareholders €38.75* in cash for each Endesa share.

If you require more information, please read the prospectus, call the free phone number 00800 7710 9971, enter www.eonsi.com or go to your bank.

*This figure can be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

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There is an informative prospectus of the offer registered with the CNMV Registry and available for shareholders at the registered offices of E.ON, Endesa, Santander Investment and the stock markets of Madrid, Barcelona, Bilbao and Valencia, as well as at the CNMV itself and the websites of Endesa and E.ON.

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.